UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2019
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

Herbjørn Hansson, Chairman
LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is management's discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tankers Limited, or the Company, as of and for the six months ended June 30, 2019.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: September 20, 2019	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, Chief Executive Officer and President

EXHIBIT 1
NORDIC AMERICAN TANKERS LIMITED (NYSE:NAT)
As used herein, "we," "us," "our" and "the Company" all refer to Nordic American Tankers Limited, together with its subsidiaries. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on April 16, 2019.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2019
GENERAL
Nordic American Tankers Limited was formed on June 12, 1995, under the laws of the Islands of Bermuda. We were formed for the purpose of acquiring and chartering double-hull tankers. We are an international tanker company with a fleet of 23 Suezmax tankers in operation, including three newbuildings delivered in 2018. The 23 vessels we operate average approximately 156,000 deadweight tons, or dwt, each.
Our Fleet
Vessel	Yard	Built
Nordic Freedom	Daewoo	2005
Nordic Moon	Samsung	2002
Nordic Apollo	Samsung	2003
Nordic Cosmos	Samsung	2003
Nordic Grace	Hyundai	2002
Nordic Mistral	Hyundai	2002
Nordic Passat	Hyundai	2002
Nordic Vega	Bohai	2010
Nordic Breeze	Samsung	2011
Nordic Zenith	Samsung	2011
Nordic Sprinter	Hyundai	2005
Nordic Skier	Hyundai	2005
Nordic Light	Samsung	2010
Nordic Cross	Samsung	2010
Nordic Luna	Universal	2004
Nordic Castor	Universal	2004
Nordic Sirius	Universal	2000
Nordic Pollux	Universal	2003
Nordic Star	Sungdong	2016
Nordic Space	Sungdong	2017
Nordic Aquarius	Samsung	2018
Nordic Cygnus	Samsung	2018
Nordic Tellus	Samsung	2018

Recent Developments
On July 26, 2019, we declared a cash dividend of $0.01 per share for the second quarter of 2019 that was paid on September 20, 2019.

As of June 30, 2019, we have $299.7 million borrowed under our new $306 million Senior Secured Credit Facility entered into on February 12, 2019. During July and August 2019 we repaid a further $2.9 million and the outstanding balance on our Senior Secured Credit Facility as of the date of this report is $296.8 million.

Looking at the historic seasonal patterns, we would expect the third quarter bottom to be behind us at the date of this report, and we are expecting a positive rate development going into the fourth quarter of 2019.

Although the third quarter usually is the slowest quarter of the year, we do not anticipate third quarter earnings this year to be substantially different from the second quarter and year-on-year we continue to see a market improvement.

The Tanker Market 2019

The tanker market rates for the first six months of the year, as reported on the Clarksons Average Suezmax Earnings were $18,408 per day, which is an increase of 117 % compared to the same period in 2018 that produced an average of $8,476.

During the last 12 months ending June 30, 2019, 30 Suezmax vessels (excluding shuttle tankers and Jones Act fleet) have been delivered and 8 Suezmax vessels scrapped. The total Suezmax fleet counts 517 units according to Clarksons Research.

As of August 23, 2019, the conventional Suezmax orderbook stood at 35 Suezmax vessels, which represents 6.8% of the world conventional Suezmax fleet.

OPERATING AND FINANCIAL REVIEW
Results of operations
As of June 30, 2019 and June 30, 2018, the Company had three and five vessels committed on longer term time charter agreements, respectively. One time-charter agreement signed in 2017 has mechanisms for profit  sharing. The remaining fleet was operated in the spot market.
SIX MONTHS ENDED JUNE 30, 2019 COMPARED TO SIX MONTHS ENDED JUNE 30, 2018 (UNAUDITED)

	Six months ended June 30,
All figures in USD '000	2019	2018	Variance
Voyage Revenue	154,444	140,030	10.3%
Voyage Expenses	(70,163)	(83,406)	-15.9%
Vessel Operating Expenses	(31,916)	(45,294)	-29.5%
General and Administrative Expenses	(7,453)	(6,480)	15.0%
Depreciation Expense	(31,527)	(29,646)	6.3%
Impairment Loss on Vessels	-	(2,168)	N/A
Gain (Loss) Disposal of Vessels	-	(1,716)	N/A
Net Operating Income (Loss)	13,385	(28,680)	146.7%
Interest Income	147	205	-28.3%
Interest Expense	(20,394)	(15,212)	34.1%
Other Financial Expense	(2,479)	(752)	229.7%
Equity Loss from Associate	-	(2,422)	N/A
Net Income (Loss)	(9,341)	(46,861)	-80.1%

The following table reconciles our net voyage revenues to voyage revenues and the corresponding number of revenue (TCE) days.
	Six months ended June 30,
All figures in USD '000 except TCE rate per day	2019	2018	Variance
Voyage Revenue	154,444	140,030	10.3%
Less Voyage Expenses	(70,163)	(83,406)	-15.9%
Net Voyage Revenue	84,281	56,624	48.8%
Vessel Calendar Days (1)	4,163	5,383	-22.7%
Less Off-hire Days (2)	(27)	(111)	-75.7%
Total TCE days	4,136	5,272	-21.5%
TCE Rate per day	20,376	10,741	89.7%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)
Scheduled off-hire is zero and 38 days for the six-month period in 2019 and 2018, respectively.
Time Charter Equivalent, or the TCE, rate per day results from Net Voyage Revenue divided by Total TCE days.

The increase in voyage revenues of 10.3% was caused by an increase in the Suezmax tanker rates achieved in the market (for further information see the sections above entitled "Recent Developments" and "The Tanker Market 2019"). Further, the Company disposed of ten vessels from June to December 2018 and took delivery of three new vessels in the second half of 2018. This has impacted the comparability of the figures year-on-year.
The decrease in voyage expenses of 15.9% and the decrease of 29.5% in vessel operating expenses was primarily caused by the adjustments to the fleet mentioned above , resulting in less vessels days in 2019 compared to the same period in 2018.
General and administrative expenses have increased by 15.0%. This is primarily due to increase in staff cost.
Depreciation expenses increased by 6.3%. The increase is primarily due to the three new vessels delivered in the second half of 2018 with a carrying value of $171.7 million as of December 31, 2018, offset by the disposal of the above mentioned ten vessels in 2018 with a carrying value of $100.0 million as of December 31, 2017.
The increase in interest expenses of 34.1% is mainly due to additional debt incurred related to the financing of the three new vessels delivered in the second half of 2018.
Other Financial expense has increased by 229.7% mainly due to the reduction of the fair value of our investment in Hermitage Offshore Services Ltd (formerly: Nordic American Offshore Ltd) and the costs associated with the repayment of the $500 million Revolving Credit Facility in February 2019.
Liquidity and Capital Resources
Net cash (used in)/ provided by operating activities increased to $40.8 million for the six months ended June 30, 2019 from ($12.7) million used for the six months ended June 30, 2018. The increase in cash provided by operating activities is mainly due to an increase in the average rates achieved by our fleet in 2019 in combination with working capital balances at lower levels than in prior periods.
Net cash (used in)/provided by investing activities decreased to ($0.6) million for the six months ended June 30, 2019 from $22.4 million for the six months ended June 30, 2018. The decrease in cash flows is primarily due to proceeds from sale of two vessels in the first six months of 2018 and a reduction in cash investment in vessels.

Net cash (used in)/provided by financing activities decreased to ($40.2) million for the six months ended June 30, 2019, compared to ($21.5) million for the six months ended June 30, 2018. The increased usage of funds is due to repayment of the outstanding balance of $313.4 million on the $500 million Revolving Credit Facility in February 2019, repayments of $3.6 million related to the vessel financing of the three vessels delivered in 2018, an increase in dividends distributed by $4.3 million, offset by net proceeds of $293.1 million from the new senior credit facility entered into in February 2019.

Credit Facility and new Senior Secured Credit Facility
On October 26, 2012, we entered into a $430 million revolving Credit Facility with a syndicate of lenders in order to refinance our then existing credit facility, to fund future vessel acquisitions and for general corporate purposes (the "Credit Facility"). Effective January 2016, the Company and the lenders agreed to increase the Credit Facility to $500 million. We had $313.4 million borrowed as of December 31, 2018, under the Credit Facility, which was repaid in full on February 12, 2019.

On February 12, 2019, we entered into a new five-year senior secured credit facility in the amount of $306.1 million (the "Senior Secured Credit Facility") that refinanced the outstanding balance on the Credit Facility as of that date. Borrowings under the Senior Secured Credit Facility are secured by first priority mortgages over our vessels (excluding the three vessels delivered in 2018, see described below) and assignments of earnings and insurances. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and amortization. We have incurred $13.0 million (including a non-cash portion of $6.1 million) in financing costs, which is amortized over the term of the loan and presented net of the outstanding loan balance. The agreement contains covenants that require a minimum liquidity of $30.0 million  and a loan-to-vessel value ratio of 70%. We are free to distribute dividends as long as we comply with the described covenants. As of June 30, 2019, we were in compliance with the terms of the Senior Secured Credit Facility.

Financing of 2018 Newbuildings
On December 1, 2017, the Company announced the final agreements for the financing of the outstanding commitments of $39.0 million per ship, due on delivery, for our three newbuildings with Ocean Yield ASA. The newbuildings were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three newbuildings and paid the remaining payment obligations to Samsung. Net proceeds of $12.5 million received from Ocean Yield ASA were used to pay down the drawn amount of the Credit Facility. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The financing has a total effective interest rate of 7.28% which includes a floating LIBOR element that is subject to annual adjustment. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

As of December 31, 2018, the Company had taken delivery of all the three vessels. The outstanding amount under this financing arrangement was $123.6 million and $127.1 million as of June 30, 2019 and December 31, 2018, respectively. The Company has incurred $2.3 million in financing costs, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance.

Liquidity outlook

We perform cash flow projections on a regular basis to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and our compliance with financial and security ratios under the existing and potential future financing agreements. In developing estimates of future cash flows, we make assumptions about the vessels' future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.

The Company has flexibility to strengthen the liquidity through raising equity to ensure that the Company has sufficient working capital. The Company launched an At-the-Market Offering of our common shares for up to $40.0 million on March 29, 2019, and believes that the current cash and cash equivalents and cash expected to be generated from operations, together with the measures described above, are sufficient to meet our working capital needs and other liquidity requirements for the next 12 months from the date of this report.

Contractual Obligations
Our significant contractual obligations as of June 30, 2019, consist of our obligations as borrower under our new Senior Secured Credit Facility, our obligations under the financing agreements for the newbuildings delivered in 2018 and our obligations related to deferred compensation agreements with our former Executive Vice President and Chief Financial Officer, and our Chairman, President and Chief Executive Officer.
The following table sets out long-term financial, commercial and other obligations outstanding as of June 30, 2019 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Senior Credit Facility (1)	299,745	15,598	30,610	253,537	-
Interest Payments (2)	104,112	24,344	44,749	35,019	-
Deferred Compensation Agreement (3)	15,157	-	843	1,320	12,994
Financing of 2018 Newbuildings (4)	123,574	7,458	15,921	17,448	82,747
Interest Payments 2018 Newbuildings (4)	57,614	8,859	15,946	13,529	19,281
Total	600,202	56,259	108,068	320,853	115,022

Notes:
(1)	Refers to our obligation to repay outstanding indebtedness under the Senior Credit Facility as of June 30, 2019.
(2)
Refers to estimated interest payments over the term of outstanding indebtedness of the Senior Credit Facility as of June 30, 2019. Estimate is based on applicable interest rate, agreed amortization and amount outstanding as of June 30, 2019.

(3)	Refers to our estimated deferred compensation agreement payable to the Company's CEO and former CFO as of June 30, 2019.
(4)	Refers to our obligation to repay indebtedness outstanding as of June 30, 2019, for the three new vessels delivered in 2018

Executive Employment Agreements
As of June 30, 2019, we have employment agreements with Herbjørn Hansson, our Chairman, President and Chief Executive Officer and Bjorn Giaever our Chief Financial Officer. Mr. Hansson does not receive any additional compensation for his services as the Chairman of the Board. The aggregate compensation of our executive officers during the six months ended June 30, 2019 was approximately $1.7 million. Under certain circumstances, the employment agreement may be terminated by Mr. Hansson or the Company upon six months' written notice to the other party.
Equity Incentive Plan

In 2011, the Board of Directors approved an incentive plan ("the 2011 Equity Incentive Plan") under which common shares were reserved for issuance and allocated among employees and members of the Board.

In December 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. The holders of the shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period.

No shares have vested in 2019 and as of June 30, 2019, a total number of 112,165 common shares were allocated. We are holding 22,000 treasury shares.

A copy of the Amended and Restated 2011 Equity Incentive Plan was filed as Exhibit 4.11 to the 2018 annual report on Form 20-F.

Deferred and defined benefit plans

Our Chairman, President and Chief Executive Officer and our former Executive Vice President and Chief Financial Officer have individual deferred compensation agreements. We had a restricted deposit account for securing the financing of our CEO's deferred compensation liability, where the restriction was lifted in 2017 and remains lifted as of June 30, 2019. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. The vesting period ended on December 31, 2017 for our former CFO, upon leaving the Company, and no further rights accrue related to this agreement.

Employees of our subsidiaries Scandic American Shipping Ltd. (European Branch) and NAT Chartering AS are members of a defined benefit plan under arrangements and terms common for Norwegian employees. The assets and liabilities of the plan are not material to the financial statements of the Company.

Nordic American Tankers Ltd – Unaudited interim condensed consolidated financial statements as of June 30, 2019

Condensed Consolidated Statements of Operations for the SIX Months Ended June 30, 2019 and 2018 (Unaudited)
All figures in USD '000, except share and per share amount

	Six Months Ended June 30,
	2019	2018
Voyage Revenues	154,444	140,030
Voyage Expenses	(70,163)	(83,406)
Vessel Operating Expenses	(31,916)	(45,294)
General and Administrative Expenses	(7,453)	(6,480)
Depreciation Expense	(31,527)	(29,646)
Impairment Loss on Vessels	-	(2,168)
Loss Disposal of Vessels	-	(1,716)
Net Operating (Loss) Income	13,385	(28,680)

Interest Income	147	205
Interest Expense	(20,394)	(15,212)
Other Financial Expense	(2,479)	(752)
Total Other Expenses	(22,726)	(15,759)
Net Loss Before Income Taxes and Equity Loss	(9,341)	(44,439)
Income Tax Expense	-	-
Equity Loss from Associate	-	(2,422)
Net Loss	(9,341)	(46,861)

Basic Loss per Share	(0.07)	(0.33)
Diluted Loss per share	(0.07)	(0.33)
Basic Weighted Average Number of Common Shares Outstanding	141,969,666	141,969,666
Diluted Weighted Average Number of Common Shares Outstanding	141,969,666	141,969,666
Cash Dividends declared per share	0.07	0.04

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income for the SIX Months Ended June 30, 2019 and 2018 (Unaudited)
All figures in USD '000
	Six Months Ended June 30,
	2019	2018
Net (Loss)/Income	(9,341)	(46,861)
Other Comprehensive Income
Translation Differences	49	15
Unrealized (Loss) Gain on Defined Benefit plan	-	51

Total Other Comprehensive Income	49	66
Total Comprehensive (Loss)/Income	(9,292)	(46,795)

The accompanying notes are an integral part of these condensed consolidated financial statements.

condensed Consolidated Balance Sheets as of June 30, 2019, and December 31, 2018 (Unaudited)
All figures in USD '000, except share and per share amounts

	June 30, 2019	December 31, 2018
Assets
Current Assets
Cash and Cash Equivalents	42,062	49,327
Restricted Cash	7,337	-
Accounts Receivable, Net	15,442	22,102
Accounts Receivable, Related Party	-	492
Prepaid Expenses	3,012	3,830
Inventory	22,088	20,291
Voyages in Progress	7,462	15,075
Other Current Assets	2,790	1,828
Total Current Assets	100,193	112,945

Non-current Assets
Vessels, net	923,275	953,758
Investment Securities	2,748	4,197
Other Non-Current Assets	1,982	211
Total Non-Current Assets	928,005	958,166
Total Assets	1,028,198	1,071,111

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	5,493	3,575
Accrued Voyage Expenses	7,379	5,063
Other Current Liabilities	6,389	8,960
Current Portion of Long Term Debt	20,116	18,692
Total Current Liabilities	39,377	36,290
Long-Term Debt	389,027	417,836
Operating Lease Liabilities	1,351	-
Deferred Compensation Liability	15,440	14,954
Total Non-Current Liabilities	405,818	432,790

Commitments and Contingencies

Shareholders' Equity
Common Stock, par value $0.01 per Share; 360,000,000 shares authorized, 141,969,666 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	1,420	1,420
Additional Paid-in Capital	124,052	123,852
Contributed Surplus	776,945	786,881
Accumulated other comprehensive loss	(1,270)	(1,319)
Accumulated Deficit	(318,144)	(308,803)
Total Shareholders' Equity	583,003	602,031
Total Liabilities and Shareholders' Equity	1,028,198	1,071,111

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows for the Six Months Ended, June 30, 2019, and 2018 (Unaudited)
All figures in USD '000
	Six Months Ended June 30,
	2019	2018
Cash Flows from Operating Activities
Net (Loss)/Income	(9,341)	(46,861)
Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	31,527	29,646
Impairment of Vessels	-	2,168
Gain (Loss) on Disposal of Vessels	-	1,716
Equity Loss from Associate	-	2,422
Change in Fair Value of Investment Securities	1,449	-
Dry-dock Expenditures	(446)	(548)
Amortization of Deferred Finance Costs	2,866	1,150
Deferred Compensation Liability	486	(82)
Share-based Compensation	200	209
Other, net	66	108
Changes in Operating Assets and Liabilities:
Accounts Receivables	6,940	706
Accounts Receivables, Related Party	212	132
Inventory	(1,797)	489
Prepaid Expenses and Other Current Assets	(147)	407
Accounts Payable and Accrued Liabilities	1,204	(902)
Voyages in Progress	7,613	(3,503)
Net Cash (Used In)/Provided by Operating Activities	40,832	(12,743)
Cash Flows from Investing Activities
Investment in Vessels	(557)	(3,097)
Proceeds from Sale of Vessels	-	25,234
Investment in Other Fixed Assets	-	(60)
Dividends received from Associate	-	300
Net Cash (Used In)/Provided by Investing Activities	(557)	22,377

Cash Flows from Financing Activities
Proceeds from Borrowing Activities	300,000	-
Repayments of Borrowing Facility	(6,378)	-
Repayments of Vessel Financing 2018 Newbuildings	(3,566)	-
Repayments of Credit Facility	(313,400)	(15,785)
Transactions Costs Borrowing Facility	(6,904)	-
Dividends Distributed	(9,936)	(5,678)
Net Cash (Used In)/Provided by Financing Activities	(40,184)	(21,463)

Net Increase (Decrease) in Cash and Cash Equivalents	91	(11,829)
Net Deposit of Restricted Cash	(7,337)	-
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(19)	(48)
Cash and Cash Equivalents at the Beginning of Period	49,327	58,359
Cash and Cash Equivalents at the End of Period	42,062	46,482

Cash Paid for Interest, Net of Amounts Capitalized	(17,444)	(14,516)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Shareholders' Equity for the Six Months ended June 30, 2019 and 2018 (Unaudited)
All figures in USD '000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained earnings/(Accumulated deficit)	Total Shareholders' Equity
Balance at January 1, 2018	141,969,666	1,420	123,439	796,817	(1,187)	(209,425)	711,064
Effect of change in accounting policy	-	-	-	-	-	(4,072)	(4,072)
Adjusted balance at January 1, 2018	141,969,666	1,420	123,439	796,817	(1,187)	(213,497)	706,992
Net (Loss)/ Income	-	-	-	-	-	(46,861)	(46,861)
Common Shares Issued – Equity Incentive Plan	-	-	(16)	-	-	-	(16)
Share based compensation	-	-	209	-	-	-	209
Other comprehensive income	-	-	-	-	66	-	66
Dividends Paid	-	-	-	(5,678)	-	-	(5,678)
Balance at June 30, 2018	141,969,666	1,420	123,632	791,139	(1,121)	(260,358)	654,712

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained earnings/ (Accumulated deficit)	Total Shareholders' Equity
Balance at January 1, 2019	141,969,666	1,420	123,852	786,881	(1,319)	(308,803)	602,031
Net (Loss)/ Income	-	-	-	-	-	(9,341)	(9,341)
Share based compensation	-	-	200	-	-	-	200
Other comprehensive income	-	-	-	-	49	-	49
Dividends Paid	-	-	-	(9,936)	-	-	(9,936)
Balance at June 30, 2019	141,969,666	1,420	124,052	776,945	(1,270)	(318,144)	583,003

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
Notes to the Condensed Consolidated Financial Statements
1. INTERIM FINANCIAL DATA
The unaudited condensed consolidated interim financial statements for Nordic American Tankers Limited, together with its subsidiaries, (the "Company") have been prepared on the same basis as the Company's annual financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2018.
2. SIGNIFICANT ACCOUNTING POLICIES
A summary of the Company's significant accounting policies is identified in note 2 of the Company's annual financial statements for the year ended December 31, 2018 included in the Company's Annual Report on Form 20-F, with the exception of certain changes noted below.
Accounting standards implemented in 2019
Effective from January 1, 2019 we adopted the new accounting standard ASC 842 Leases applying the modified retrospective method. We recognized an initial $2.4 million lease liability and a corresponding right-of-use lease asset to comply with the new lease standard. No cumulative effects have been recorded to the Company's accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those prior periods (effective date method). The Company has applied the practical expedient for time-charter contracts out that include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer, to not separate non-lease components, or service element, from the associated lease component and instead to account for those components as a single component if the non-lease component otherwise would be accounted for under the new revenue guidance (ASC 606); and both of the following are met: (1) the timing and patterns of transfer of the non-lease component and associated lease are the same; and (2) the lease component, if accounted for separately, would be classified as  an operating lease.
The right-of-use asset and lease liability is related to leased office space, which has been amortized during the six months ended June 30, 2019 and it is not expected to cause a material impact to the Company's operating expenses in 2019.
ASC 842 also allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less), which the Company has applied. Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.
No other new accounting policies have been adopted since December 31, 2018.
Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit losses (ASC 326), which amends the guidance on the impairment of financial instruments. The standard adds an impairment model known as the current expected credit loss ("CECL") model that is based on expected losses rather than incurred losses. Under the new guidance, an entity is required to recognize as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. Unlike the incurred loss models under existing standards, the CECL model does not specify a threshold for the recognition of an impairment allowance. Rather, an entity will recognize its estimate of expected credit losses for financial assets as of the end of the reporting period. Credit impairment will be recognized as an allowance or contra-asset rather than as a direct write-down of the amortized cost basis of a financial asset. However, the carrying amount of a financial asset that is deemed uncollectible will be written off in a manner consistent with existing standards. The standard will be effective for the first reporting period within annual periods beginning after December 15, 2019 and early adoption is permitted. We are in the process of evaluating financial assets on our balance sheet for potential credit losses under the CECL model.

3. RELATED PARTY TRANSACTIONS
Hermitage Offshore Services Ltd (formerly Nordic American Offshore Ltd):
In December 2013, the Company entered into a management agreement with Hermitage Offshore Services Ltd (formerly Nordic American Offshore Ltd) for the provision of administrative services.  For services under the management agreement, NAT receives a management fee of $100,000 per annum, and is reimbursed for costs incurred in connection with its services.  NAT also receives reimbursement for a portion of the operational costs such as salary and office rent, among others, incurred by NAT, which are attributable to Hermitage Offshore Services Ltd.  For the six months ended June 30, 2019 and 2018, the Company recognized an aggregate of $0.5 million and $1.2 million, respectively, for such costs incurred which was included in General and Administrative Expenses.
The management agreement has been terminated as of June 30, 2019, and has a notice period ending on October 31, 2019. NAT holds less than 5% of the shares in Hermitage Offshore Services Ltd as of June 30, 2019, as a result of being diluted through equity offerings in late 2018 and 2019, and it is no longer considered to be a related party of NAT.
4. LONG-TERM DEBT AND LIQUIDITY
Credit Facility and new Senior Secured Credit Facility
In 2012, the Company entered into a $430 million revolving credit facility, which in 2015 was increased to $500 million, with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the "Credit Facility").
The Company had $313.4 million borrowed as of December 31, 2018 under this credit facility. In connection with the expansion of the Credit Facility in 2015, the Company incurred $4.6 million in deferred financing costs, which was amortized over the term of the loan and presented net of the outstanding loan balance. The remaining balance as of December 31, 2018 was $1.7 million, which has been expensed as Other Financial Expenses in 2019, upon the repayment on February 12, 2019 of the remaining balance of $313.4 million under the Credit Facility.
On February 12, 2019 we entered into a new five-year senior secured credit facility for $306.1 million (the "Senior Secured Credit Facility") that refinanced the outstanding balance on the Credit Facility as of that date. Borrowings under the Senior Secured Credit Facility are secured by first priority mortgages over our vessels (excluding the three vessels delivered in 2018, see described below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and amortization. The Company has incurred $13.0 million (including a non-cash portion of $6.1 million) in financing costs, which is amortized over the term of the loan and presented net of the outstanding loan balance. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%. We are free to distribute dividends as long as we comply with the described covenants.
As of June 30, 2019, the Company had $299.7 million drawn under its Senior Secured Credit Facility. The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it bears spread and a variable interest rate. As of June 30, 2019 and as of the date of the issuance of this report, the Company is in compliance with the terms of the Senior Secured Credit Facility.
The Senior Secured Credit Facility is amortizing with a twenty-year maturity profile and the Company has repaid $6.4 million of the facility in the six months ended June 30, 2019. Subsequent to June 30, 2019, a further repayment of $2.9 million has been done and the outstanding balance as of the date of this report is $296.8 million.

Financing of 2018 Newbuildings
On December 1, 2017, the Company announced the final agreements for the financing of the outstanding commitments of $39.0 million per ship, due on delivery, for our three newbuildings with Ocean Yield ASA. The newbuildings were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three newbuildings and paid the remaining payment obligations to Samsung. Net proceeds of $12.5 million received from Ocean Yield ASA was used to pay down the drawn amount on the Credit Facility. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The financing has a total effective interest rate of 7.28% including a floating LIBOR element that is subject to annual adjustment. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.
As of December 31, 2018, the Company had taken delivery of all the three vessels. The outstanding amount under this financing arrangement was $123.6 million and $127.1 million as of June 30, 2019 and December 31, 2018, respectively. The Company has incurred $2.3 million in financing costs, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance.
As of June 30, 2019, the aggregate annual principal payments required to be made under the Company's debt facilities are as follows:
Debt payments in $'000s	Total	July 1, 2019 – June 30, 2020	July 1, 2020 –June 30, 2021	July 1, 2021 –June 30, 2022	July 1, 2022 –June 30, 2023	July 1, 2023 –June 30, 2024	More than 5 years
Senior Secured Credit Facility (1)	299,745	15,598	15,305	15,305	15,305	238,232	-
Financing of Newbuildings (2)	123,574	7,458	7,781	8,140	8,515	8,933	82,747
Total	423,319	23,056	23,086	23,445	23,820	247,165	82,747

(1)	Refers to obligation to repay indebtness outstanding as of June 30, 2019 under the Senior Secured Credit Facility
(2)	Refers to obligation to repay indebtness outstanding as of June 30, 2019 for three vessels delivered in 2018

Liquidity Outlook
The Company performs on a regular basis cash-flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under the existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels' future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.
The Company has flexibility to strengthen the liquidity through raising equity to ensure that the Company has sufficient working capital. The Company launched an At-the-Market Offering of our common shares for up to $40.0 million on March 29, 2019, and believes that the current cash and cash equivalents and cash expected to be generated from operations, together with the measures described above, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report.

5. VESSELS
Vessels, net, consist of the carrying value of 23 vessels as of June 30, 2019 and December 31, 2018. Vessels, Net, includes capitalized unamortized drydocking costs.
Depreciation is calculated based on cost less estimated residual value of $8.0 million per vessel over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard.
All figures in USD '000	January 1 – June 30, 2019	January 1 - December 31, 2018
Vessels as of January 1	1,307,087	1,769,967
Additions Vessels	557	169,446
Disposals Vessels	-	(632,326)
Drydocking as of January 1	52,331	119,303
Additions Drydocking	446	8,210
Disposals Drydocking	-	(75,182)
Total Vessels and Drydocking	1,360,421	1,359,418
Less Accumulated Depreciation	(437,146)	(405,660	)*
Less Accumulated Impairment Loss on Vessels	-	-	**
Vessels, net	923,275	953,758
*Depreciation charges of $497.0 million related to vessels disposed of in 2018 is excluded
** Impairment charges of $112.7 million related to vessels disposed of in 2018 is excluded

Impairment Loss on Vessels
The Company recorded an impairment loss of $2.2 million for the year ended December 31, 2018 related to the vessels disposed of in 2018.
The Company reviewed its assets for impairment on an asset by asset basis. In determining whether the assets are recoverable, the Company compared the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value. As of June 30, 2019 it was determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and no impairment was recorded.
In developing estimates of future undiscounted cash flows, we made assumptions and estimates based on historical trends as well as future expectations. The most important assumption in determining undiscounted cash flows are the estimated freight rates. Freight rates are volatile and the analysis is based on market rates obtained from third parties, in combination with historical achieved rates by the Company.

6. OTHER NON-CURRENT ASSETS
All amounts in USD '000	June 30, 2019	December 31, 2018
Fixture, furniture and Equipment	89	128
Right of use asset	1,809	-
Other	84	83
Total	1,982	211

7. ACCRUED LIABILITIES

All amounts in USD '000	June 30, 2019	December 31, 2018
Accrued Interest	455	1,598
Accrued Expenses	5,934	7,362
Total	6,389	8,960

8. SHARE-BASED COMPENSATION PLANS
2011 Equity Incentive Plan
In 2011, the Board of Directors established an incentive plan involving a maximum of 400,000 shares of which all shares were allocated among the management of the Company and the members of the Board of Directors.
In December 2015, the Board of Directors amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. The holders of the shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period.
As of June 30, 2019, a total number of 112,165 common shares has been allocated. There were no shares granted, vested or forfeited in the period.
The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to shares under the plan was $0.2 million and $0.2 million for the six months ended June 30, 2019 and June 30, 2018, respectively.
9. EARNINGS PER SHARE
Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and the impact of potentially dilutive common stock equivalents were excluded as their effects would be anti-dilutive.
	Six months ended June 30,
All figures in USD '000 except share and per share amounts	2019	2018
Numerator
Net (Loss)/Income	(9,341)	(46,861)
Denominator
Basic – Weighted Average Common Shares Outstanding	141,969,666	141,969,666
Dilutive – Weighted Average Common Shares Outstanding	141,969,666	141,969,666
Earnings per Common Share
Basic	(0.07)	(0.33)
Diluted	(0.07)	(0.33)

Subsequent to the balance sheet date and as of the date of this report, the Company has issued an additional 638,350 shares with gross proceeds of $1.3 million under its At-the-Market Offering that are not included in the number of Common Shares Outstanding in the table above. Following this issuance, the Company has a total of 142,608,016 common shares outstanding.

10. COMMITMENTS AND CONTINGENCIES
The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.
No material claims have been filed against the Company for the six months ended June 30, 2019 or the fiscal year 2018.
11. VOYAGE REVENUES
Voyage revenues for the six-month periods ended June 30, 2019 and June 30, 2018 consist of time charter revenues and spot charter revenues.
All amounts in USD '000	2019	2018
Spot charter revenues	138,869	126,243
Time charter revenues	15,575	13,787
Total Voyage Revenues	154,444	140,030

The Company has five time charter contracts committed as of June 30, 2019. The future minimum revenues as at June 30, 2019 related to time charter revenues are as follows:

All amounts in USD '000	Amount
2019	12,265
2020	13,110
2021	7,315
Future minimum revenues	32,690

As of June 30, 2019, the Company had one vessel out on a time charter contract with a profit sharing mechanism, with a remaining contract duration of less than three months. The expected revenue from this contract is included above with the minimum rate agreed.
The Company has as of June 30, 2019, committed to two time charter contracts with duration in to 2020 and 2021. The one contract that expires in 2021 has two optional periods of one year for the charterer at rates above the fixed period.
12. SUBSEQUENT EVENTS
On July 26, 2019, the Company declared a dividend of $0.01 per share that was paid out on September 20, 2019.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.